THE GABELLI GO ANYWHERE TRUST

Supplement to the Offer to Purchase

Any and All of the Issued and Outstanding Common Shares of Beneficial Interest

of

The Gabelli Go Anywhere Trust

to

Increase the Purchase Price to 100% of Net Asset Value Per Share and

Extend the Expiration of the Offer to 5:00 p.m., Eastern Time, September 30, 2021, Unless Extended or Withdrawn

To the Common Shareholders of The Gabelli Go Anywhere Trust:

On September 3, 2021, The Gabelli Go Anywhere Trust, a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its invitation to common shareholders to purchase all of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the NYSE American LLC (the “NYSE American”), the principal market on which the Shares are traded, on the last business day prior to the day the offer expires (the “Pricing Date”). The Fund, by this supplement to the Original Offer to Purchase (this “Supplement,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amends the Original Offer to Purchase. Each reference in the Original Offer to Purchase to the “Purchase Price” of “98%” of the NAV per Share is hereby amended by replacing “98%” with “100%,” and each reference to the “Expiration Date” of “September 24, 2021” is hereby amended by replacing it with “September 30, 2021.” This Supplement also reflects other revisions related to the change in the Purchase Price and the Expiration Date. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Offer to Purchase.

This Supplement should be read in conjunction with the Original Offer to Purchase and the Letter of Transmittal. This Supplement, the Original Offer to Purchase and the Letter of Transmittal collectively constitute the “Offer.” Except as amended and supplemented hereby, the information in the Original Offer to Purchase remains unchanged. To the extent there are any conflicts between the information in this Supplement and the information in the Original Offer to Purchase, the information in this Supplement hereby replaces and supersedes such information. The Letter of Transmittal you should have received in connection with the Original Offer to Purchase has not been amended in connection with this Supplement, and a new copy of the Letter of Transmittal has not been enclosed herewith. If you no longer have the Letter of Transmittal, please contact the Information Agent to request a new copy.

The Shares are traded on the NYSE American under the symbol “GGO.” As of September 15, 2021, the Fund had 1,546,852 Shares outstanding; its NAV per Share was $16.89 and its market price per Share was $16.71, representing a discount of 1.0% to NAV. The NAV on the Pricing Date may be higher or lower than the NAV as of September 15, 2021, and the discount to NAV at which the Shares trade may be greater or lesser than the discount as of September 15, 2021. During the pendency of the Offer, Shareholders may contact Morrow Sodali LLC, the Fund’s Information Agent (the “Information Agent”), toll free at (800) 662-5200, between 9:00 a.m. and 11:00 p.m., Eastern time, Monday through Friday, to obtain the current NAV per share for the Shares. The Investor Relations team may also be reached by calling (914) 921-5070 or by email (ClosedEnd@gabelli.com).

The Offer is subject to important terms and conditions, including the conditions listed under Section 4, “Certain Conditions of the Offer.”

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of the Offer, passed upon the fairness or merits of the Offer, or determined whether this Offer to Purchase is accurate or complete. Any representation to the contrary is a crime.

Supplement dated September 16, 2021

IMPORTANT INFORMATION

Shareholders who have previously validly tendered and not withdrawn their Shares do not need to re-tender their Shares or take any other action in response to this Supplement, and if such Shares are not withdrawn prior to the Expiration Date, such shareholders will receive the amended purchase price for their Shares.

Neither the Fund nor its Board of Trustees (the “Board of Trustees” or the “Board”) nor Gabelli Funds, LLC (the “Investment Advisor”) makes any recommendation to any shareholders as to whether to tender Shares for purchase or to refrain from tendering Shares in the Offer. No person has been authorized to make any recommendation on behalf of the Fund, its Board of Trustees or the Investment Advisor as to whether shareholders should tender Shares for purchase pursuant to the Offer or to make any representation or to give any information in connection with the Offer other than as contained herein. If made or given, any such recommendation, representation or information must not be relied upon as having been authorized by the Fund, its Board of Trustees or the Investment Advisor. Shareholders are urged to carefully evaluate all information in the Offer, consult their own investment and tax advisers and make their own decisions whether to tender their Shares for purchase or refrain from participating in the Offer.

The making of the Offer may, in some jurisdictions, be restricted or prohibited by applicable law. The Offer is not being made, directly or indirectly, in or into, and may not accepted from within, any jurisdiction in which the making of the Offer or the acceptance of the Offer would, absent prior registration, filing or qualification under applicable laws, not be in compliance with the laws of that jurisdiction. Accordingly, shareholders are required to inform themselves of and observe any such restrictions.

SUMMARY OF THE AMENDED OFFER

This summary highlights certain material information regarding the Offer, as amended, but you should realize that it does not describe all of the details of the Offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase and the related Letter of Transmittal because they contain important information regarding the Offer.

What is the Offer?

The Fund is offering to purchase all of its issued and outstanding Shares. The Fund will pay cash for Shares purchased pursuant to the Offer. The Fund will purchase Shares at a price equal to 100% of the NAV per Share as of the close of regular trading session of the NYSE American on the Pricing Date. (See Section 1, “Price; Number of Shares” and Section 7, “Payment for Shares.”)

When will the Offer expire, and may the Offer be extended?

The Offer will expire at 5:00 p.m., Eastern time, on September 30, 2021, the Expiration Date, unless extended. The Fund may extend the offer period at any time. If it does, the Fund will determine the purchase price as of the close of ordinary trading on the NYSE American on the last business day prior to the new Expiration Date. The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 a.m. Eastern time on the next business day after the Offer otherwise would have expired. (See Section 1, “Price; Number of Shares.”)

Will I have to pay anything to participate in the Offer?

Shares will be purchased at 100% of the Fund’s NAV. The Fund will not charge a separate service fee in conjunction with the Offer. If your Shares are held through a financial intermediary, the financial intermediary may charge a service fee for participation in the Offer. (See Section 1, “Price; Number of Shares,” Section 7, “Payment for Shares” and Section 17, “Fees and Expenses.”)

What is the NAV per Share as of a recent date?

On September 15, 2021, the Fund had 1,546,852 Shares outstanding; its NAV per Share was $16.89 and its market price per Share was $16.71, representing a discount of 1.0% to NAV. The NAV on the Pricing Date may be higher or lower than the NAV as of September 15, 2021, and the discount to NAV at which the Shares trade may be greater or lesser than the discount as of September 15, 2021. During the pendency of the Offer, Shareholders may contact Morrow Sodali LLC, the Fund’s Information Agent (the “Information Agent”), toll free at (800) 662-5200, between 9:00 a.m. and 11:00 p.m., Eastern time, Monday through Friday, to obtain the current NAV per share for the Shares. The Investor Relations team may also be reached by calling (914) 921-5070 or by email (ClosedEnd@gabelli.com). (See Section 10, “Price Range of Shares.”)

Will the Fund’s NAV per Share be higher or lower on the Pricing Date?

No one can accurately predict what the Fund’s NAV per Share will be at any future date. You should realize that the NAV on the Pricing Date may be higher or lower than the NAV as of September 15, 2021 set forth above.

Does the Fund have the financial resources to pay me for my Shares?

Yes. If the Fund purchased 1,546,852 Shares at a price per share of $16.89, equal to 100% of the NAV as of September 15, 2021, the Fund’s total cost, not including fees and expenses incurred in connection with the Offer, would be approximately $26.1 million. The Fund intends to first use cash on hand to pay for Shares tendered, and then intends to sell portfolio securities to raise any additional cash needed for the purchase of Shares.

As of September 15, 2021, the Fund had outstanding 285,267 Series A Cumulative Puttable and Callable Preferred Shares (“Series A Preferred Shares”), at a liquidation preference of $40 per share, for a total liquidation value of $11,410,680. On August 2, 2021, the Board authorized the redemption of all outstanding Series A Preferred Shares on September 27, 2021, to ensure that the Fund will have “asset coverage,” as defined in the Investment Company Act of 1940 (“1940 Act”), of at least 200% for the Series A Preferred Shares after deducting the purchase price for the Shares to be purchased in the Offer, consistent with the requirements of the 1940 Act. The Series A Preferred Shares will be redeemed at $40.0055 per share, consisting of the liquidation preference of $40.00 per share, together with accumulated and unpaid dividends and distributions of $0.0055 per share to the redemption date.

The Fund has no intention to borrow money to finance the purchase of Shares in the Offer. (See Section 8, “Source and Amount of Consideration.”)

If I tendered shares under the Original Offer to Purchase and I do not wish to withdraw those shares, do I need to do anything further?

No. If you have previously tendered your shares, and you do not wish to withdraw the tender of those shares, you do not need to take any further action in response to this Supplement in order to receive the increased Purchase Price.

May I withdraw my Shares after I have tendered them for purchase, including under the Original Offer to Purchase, and, if so, by when?

Yes, you may withdraw all, but not less than all, of your tendered Shares at any time prior to 5:00 p.m., Eastern time, on September 30, 2021, which is the Expiration Date. In order for your withdrawal to be effective, you must submit or direct your Nominee to submit a withdrawal request to the Depositary prior to 5:00 p.m., Eastern time on the Expiration Date. You may resubmit withdrawn Shares by following the purchase procedures before the Offer expires, including during any extension period. (See Section 6, “Withdrawal Rights.”)

Does the Fund’s management recommend that shareholders participate in the Offer, and will management participate in the Offer?

None of the Fund, the Board of Trustees nor the Investment Advisor is making any recommendation to shareholders regarding whether to tender Shares for purchase or refrain from tendering Shares in the Offer. The Fund has been advised that, except as otherwise disclosed herein, neither its trustees, officers nor the Investment Advisor intend to tender any Shares pursuant to the Offer. (See Section 11, “Interest of Trustees and Officers; Transactions and Arrangements Concerning the Shares.”)

How do I obtain more information?

Questions and requests for assistance should be directed to the Information Agent at 470 West Avenue, 3rd Floor, Stamford, CT 06902 (telephone number: (203) 658-9400 or toll free: (800) 662-5200; email: GGO.info@investor.morrowsodali.com). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other Offer documents should also be directed to the Information Agent for the Offer. The Investor Relations team may also be reached by calling (914) 921-5070 or by email (ClosedEnd@gabelli.com).

Amendments to Specific Provisions

1.	Price; Number of Shares.

Section 1 of the Original Offer to Purchase is amended and restated as follows:

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Fund will accept for purchase, and pay for, all of the Fund’s outstanding Shares that are properly tendered and not timely withdrawn in accordance with Section 6 prior to the Expiration Date. The term “Expiration Date” means 5:00 p.m., Eastern time, on September 30, 2021, unless the Fund, in its sole discretion, extends the period during which the Offer is open, in which case “Expiration Date” shall mean the time and date on which the Offer, as so extended by the Fund, shall expire. The Fund reserves the right in its sole discretion and for any reason to amend, extend or terminate the Offer prior to the time the Offer expires. See Section 16, “Amendments; Extensions of Purchase Period; Termination.” The Fund will not be obligated to purchase Shares pursuant to the Offer under certain circumstances. See Section 4, “Certain Conditions of the Offer.”

The purchase price of the Shares will be 100% of the NAV per Share determined as of the close of the regular trading session of the NYSE American on the Pricing Date. On September 15, 2021, the NAV per Share was $16.89 and the last reported market price for a Share on the NYSE on such date was $16.71, representing a discount of 1.0% to NAV. The NAV on the Pricing Date may be higher or lower than the NAV as of September 15, 2021, and the discount to NAV at which the Shares trade may be greater or lesser than the discount as of September 15, 2021. During the pendency of the Offer, Shareholders may contact Morrow Sodali LLC, the Fund’s Information Agent, toll free at (800) 662-5200, between 9:00 a.m. and 11:00 p.m., Eastern time, Monday through Friday, to obtain the current NAV per share for the Shares. Shareholders tendering Shares shall be entitled to receive all dividends with an “ex date” on or before the Expiration Date provided that they own Shares as of the record date for such dividend. Shareholders should be aware that, if they tender Shares pursuant to the Offer, tendered Shares will not be entitled to receive any Fund dividend or distribution with a record date on or after September 27, 2021.

The Offer is being made to all shareholders and is not conditioned upon shareholders tendering for purchase in the aggregate any minimum number of Shares.

Shares will be purchased at 100% of the Fund’s NAV on the Pricing Date. The Fund will not charge a separate service fee in conjunction with the Offer. If your Shares are held through a financial intermediary, the financial intermediary may charge a service fee for participation in the Offer. Tendering shareholders will not be obligated to pay transfer taxes on the purchase of Shares by the Fund, except in the circumstances set forth in Section 7, “Payment for Shares.”

On September 15, 2021, there were 1,546,852 Shares issued and outstanding, and there were approximately 284 holders of record of Shares. On September 15, 2021, there were 285,267 Series A Preferred Shares issued and outstanding. One of these record holders is a nominee for brokers, dealers, commercial banks, trust companies and other institutions that held legal title to Shares in “street name” on behalf of multiple beneficial owners. The Fund has been advised that, except as otherwise disclosed herein, neither its trustees, officers nor the Investment Advisor intend to tender any Shares pursuant to the Offer.

The Fund reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and making a public announcement thereof. See Section 16, “Amendments; Extensions of Purchase Period; Termination.” The Fund makes no assurance that it will extend the Offer. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw his or her Shares.

5.	Procedures for Tendering Shares for Purchase.

Section 5.A of the Original Offer to Purchase is hereby amended to include the following paragraph after the third paragraph beginning with “There are no guaranteed delivery procedures . . .”:

The Letter of Transmittal has not been amended in connection with this Supplement, and a new copy of the Letter of Transmittal has not been enclosed herewith. If you no longer have the Letter of Transmittal you should have received in connection with the Original Offer to Purchase, please contact the Information Agent to request a new copy.

Although the Letter of Transmittal refers only to the Original Offer to Purchase (and the then current Purchase Price and Expiration Date of September 24, 2021), holders using such Letter of Transmittal to tender their Shares will be deemed to be tendering pursuant to the Offer and will receive the increased Purchase Price, subject to the terms and conditions of the Offer, including the Expiration Date of September 30, 2021.

6.	Withdrawal Rights.

The first paragraph under Section 6 of the Original Offer to Purchase is hereby amended and restated as follows:

At any time prior to the Expiration Date, or after the Expiration Date to the extent the Shares have not yet been accepted for payment, any shareholder may withdraw all, but not less than all, of the Shares that the shareholder has tendered.

8.	Source and Amount of Consideration.

The first paragraph of Section 8 of the Original Offer to Purchase is hereby amended and restated as follows:

The actual cost of the Offer to the Fund cannot be determined at this time because the number of Shares to be purchased will depend on the number of Shares tendered for purchase, and the price will be based on the NAV per Share on the Pricing Date. If shareholders tendered all Shares offered for purchase pursuant to the Offer, and the Fund purchased such Shares at a price per share of $16.89, equal to 100% of the NAV as of September 15, 2021, payments by the Fund to the participating shareholders would be approximately $26.1 million. See Section 9, “Effects of the Offer; Consequences of Participation.”

9.	Effects of the Offer; Consequences of Participation.

The second paragraph of Section 9.F of the Original Offer to Purchase is hereby amended and restated as follows:

Separately, shareholders who decide to participate in the Offer and tender their Shares at the Purchase Price may be at a disadvantage if the Board determines to liquidate and dissolve the Fund after the conclusion of the Offer. Although the Fund will purchase Shares in the Offer at 100% of NAV, and would also be liquidated at 100% of NAV, any amounts distributed in connection with the Fund’s liquidation and dissolution, however, would also be reduced by the expenses of the Fund subsequent to the Offer (including liquidation expenses) and any reduction in the value of the Fund’s portfolio securities in connection with such liquidation and dissolution.

10.	Price Range of Shares.

The second sentence in the second paragraph (the paragraph under the table) in Section 10 of the Original Offer to Purchase is hereby amended and restated as follows:

On September 15, 2021, the NAV per Share was $16.89 and the last reported market price for a Share on the NYSE American on such date was $16.71.

The Depositary for the Offer is:

Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A.

By First Class Mail:	By Registered, Certified, or Express Mail, or Overnight Courier:

Computershare c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 150 Royall St, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at the address set forth below. Additional copies of the Offer to Exchange, this Letter of Transmittal and other documents may be obtained from the Information Agent. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MORROW SODALI LLC

470 West Avenue, 3rd Floor

Stamford, CT 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokerage firms, please call: (203) 658-9400

Email: GGO.info@investor.morrowsodali.com

THE GABELLI GO ANYWHERE TRUST

September 16, 2021